BRADFORD BANCORP, INC.

6910 York Road

Baltimore, Maryland 21212

August 1, 2007

Edwin Adames

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Re:	Bradford Bancorp, Inc.
Form S-1
Filed June 13, 2007
File No. 333-143696
Comment Letter dated July 13, 2007

Dear Mr. Adames:

Thank you for the opportunity to present our views on the appropriate accounting treatment for Bradford Bank’s (the “Bank”) acquisitions of the two mutual institutions (the “Mutuals”). You have requested that we describe our analysis of APB No. 16 “Business Combinations” as it applies to the Bank’s acquisition of the Mutuals. Specifically, you have asked that we address how the twelve conditions of APB No. 16 that require the application of the pooling of interests method do not apply in our situation.

In the background information for APB No. 16, paragraph 15 states:

The pooling of interests method of accounting is applied only to business combinations effected by an exchange of stock and not to those involving primarily cash, other assets, or liabilities.  Applying the purchase method of accounting to business combinations effected by paying cash, distributing other assets, or incurring liabilities is not challenged.  Thus, those business combinations effected primarily by an exchange of equity securities present a question of choice between the two accounting methods.

Our transactions with the Mutuals did not involve the exchange of stock.  The surviving entity, the Bank, is a stock corporation which is a subsidiary of Bradford Mid-Tier Company, a federally chartered stock holding company.  In essence, the negotiated consideration from the Bank was the costs of the transactions in exchange for the assets of the Mutuals and the assumption of the liabilities of the Mutuals.  This was one consideration which helped us conclude that the purchase method of accounting should be used.

APB No. 16 has twelve conditions included in paragraphs 45 to 48 that, if all are met, require the application of the pooling method.  Below are further considerations dealing with specific paragraphs of APB No. 16 which caused us to determine that the transactions with the Mutuals did not qualify for the pooling of interests method of accounting.

Paragraph 46 deals with attributes of the combining companies.  Paragraph 46a states:

a. Each of the combining companies is autonomous and has not been a subsidiary or division of another corporation within two years before the plan of combination is initiated.

Each of the Mutuals in our transactions were and had been autonomous companies within the past two years, but the Bank is a subsidiary of Bradford Mid-Tier Company.  The Bank completed its reorganization in July 2005 for the purpose of forming a holding company to give it broader operating opportunities and potential access to capital markets.  In the reorganization, the Bank converted to a stock savings bank with a new stock charter and bylaws and became a wholly owned stock subsidiary of Bradford Mid-Tier Company.  Since the Bank was not considered autonomous as described above, we concluded that the transactions with the Mutuals did not qualify for the pooling of interests method of accounting.

Paragraph 47 relates to combining of interests of the combining companies.  Paragraph 47b states:

b. A corporation offers and issues only common stock with rights identical to those of the majority of its outstanding voting common stock in exchange for substantially all of the voting common stock interest of another company at the date the plan of combination is consummated.

In our acquisition of the Mutuals, there was no exchange of common stock.  As noted above, the negotiated consideration from the Bank was the costs of the transactions in exchange for the assets of the Mutuals and the assumption of the liabilities of the Mutuals.  Since there was no exchange of common stock, we concluded that the transactions with the Mutuals did not qualify for the pooling of interests method of accounting.

Paragraph 47c states:

c. None of the combining companies changes the equity interest of the voting common stock in contemplation of effecting the combination either within two years before the plan of combination is initiated or between the dates the combination is initiated and consummated; changes in contemplation of effecting the combination may include distributions to stockholders and additional issuances, exchanges, and retirement of securities.

The transactions with the Mutuals were announced in January 2007 with an anticipated closing in June 2007.  In March 2007, prior to closing on the transactions with the Mutuals, the Boards of Directors of the Registrant and the Bank adopted a Plan of Conversion pursuant to which the Bank would convert from the mutual holding company form of organization into the stock holding company form of organization.  The Plan of Conversion involved the formation of a newly organized Maryland corporation (the Registrant) to become the holding company for the Bank. Pursuant to the Plan of Conversion, the new holding company will offer for sale shares of its common stock to the Bank’s depositors (including depositors of the Mutuals), members of the community and the Bank’s employee stock ownership plan.  The stock conversion, when completed, ultimately changes the equity structure of the Bank and changes the equity interest of its depositors as a mutual depending on the extent to which each depositor participates in the conversion.  We concluded that the change in the equity interest of the Bank, its new parent company, and the conversion process itself will sufficiently change the equity structure of the combined institutions such that the transactions with the Mutuals did not qualify for the pooling of interests method of accounting.

Paragraph 48c states:

c. the combined corporation does not intend or plan to dispose of a significant part of the assets of the combining companies within two years after the combination other than disposals in the ordinary course of business of the formerly separate companies and to eliminate duplicate facilities or excess capacity.

Just prior to the closing of the transactions the Mutuals disposed of certain investment securities that totaled approximately $2.0 million and a small loss was recognized on these transactions.  There are likely additional investment portfolio dispositions anticipated for another approximately $2.0 million to streamline portfolio accounting and safekeeping, and to make the portfolio easier to manage in terms of the number of security issues.  Although more in line with duplicate facilities, we also plan to close two of the three branch locations acquired due to proximity to existing facilities or other facilities we are acquiring later this year.  Because of the planned asset dispositions we further concluded that under paragraph 48c the transactions with the Mutuals did not qualify for the pooling of interests method of accounting.

Paragraph 50 states:

A business combination which meets all of the conditions in paragraphs 45 to 48 should be accounted for by the pooling of interests method. Appropriate procedures are described in paragraphs 51 to 65.

If all conditions however are not met, then the application of pooling of interests method is precluded, and purchase accounting is therefore applied.  Based on the discussion above, we concluded that use of the pooling of interest method of accounting was precluded and therefore used the purchase method of accounting for the Mutuals and have treated the transactions as the acquisition of one company by another under the purchase method as described in paragraphs 66 to 96 of APB No. 16.

Further consideration of paragraph 70 of APB No. 16 which discusses acquiring corporations appears to further solidify use of the purchase method of accounting.  Paragraph 70 states:

A corporation which distributes cash or other assets or incurs liabilities to obtain the assets or stock of another company is clearly the acquirer.

In our transactions with the Mutuals, the Bank was clearly the acquirer.  The identification of an acquiring entity is additional evidence associated with purchase accounting transactions.  In exchange for the costs of the transactions we acquired control of the assets of the Mutuals and assumed the liabilities of the Mutuals.  In conjunction with the acquisition, the charters of the Mutuals were dissolved.  In addition, the Directors of the Mutuals did not retain board seats with the Bank, and senior management of the Mutuals was not retained.  We concluded this would indicate the Bank as the clear acquirer for other than an exchange of stock and would make using the purchase method of accounting appropriate.

Finally, as discussed in our letter to the SEC dated July 19, 2007, we considered the FASB Exposure Draft (“ED”) for Business Combinations dated June 30, 2005 which requires mutuals combinations to apply purchase accounting.  While the ED is not yet authoritative, we consider it to be further interpretive guidance that using purchase accounting under APB No. 16, which is consistent with the ED, is the appropriate accounting treatment for the acquisitions of the Mutuals.

Sincerely,

/s/ David L. Costello III
David L. Costello III
Executive Vice President &
Chief Financial Officer